[Letterhead of Thomas Weisel Partners Group, Inc.]
August 7, 2009
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549.

Attn:	Karen J. Garnett

	Re:	Thomas Weisel Partners Group, Inc.
Registration Statement on Form S-3
File No. 333-151226
Dear Ms. Garnett:
          In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-151226) (the “Registration Statement”) of Thomas Weisel Partners Group, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Washington, D.C. time, on Tuesday, August 11, 2009, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934.
          The Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions, please contact the undersigned at (415) 364-2676 or Scott D. Miller of Sullivan & Cromwell LLP at (650) 461-5620.

Very truly yours,
/s/ Mark P. Fisher
Mark P. Fisher
General Counsel

cc:	Stacie Gorman (Securities and Exchange Commission)

Scott D. Miller (Sullivan & Cromwell LLP)